Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

April 26, 2010

Jennifer Thompson

Lisa Sellars

Accounting Chief Branch

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 3561

Washington, D.C. 20549

Re:

Form 20-F/A Shell Company Report

Filed July 14, 2009

File No. 0-51625

Dear Ms Thompson and Ms. Sellars:

On behalf of China Linen Textile Industry, Ltd., a Cayman Islands, B.W.I. corporation (the “Company”), enclosed please find our supplemental response to comment 6 of your comment letter dated February 19, 2010.

Comments 1-5 of your comment letter dated February 19, 2010, as well as your comment letter dated March 25, 2010, related to the Company’s amended report on Form 20-F/A for the fiscal year ended December 31, 2008.  The Company has previously responded to those comments.

Form 20-F/A Filed July 14, 2009

6.

We note your response to the second bullet point of comment 16 from our letter dated September 1, 2009. Since Exchange Act Rule I 3a-l 9 required you to file a Form 20-F within four business days of your reverse merger with Bright that included audited financial statements of Lanxi Sunrise or Bright as the new reporting company, and since the merger occurred in July 2008, it appears that you should have filed three years of audited financial statements for Lanxi Sunrise or Bright in July 2008 to comply with this Rule and Item 8.A.2. of Form 20-F. Providing audited financial statements for the year ended December 31, 2008 within your Form 20-F filed in July 2009 does not meet the requirement of the Rule to provide these audited financial statements within four business days of the merger, which occurred in July 2008. Providing the audited financial statements required by this Rule after their due date does not relieve you of the need to provide the same information as would have been included had you provided the audited financial statements in a timely manner. Therefore, it remains unclear to us why this amended Form 20-F did not include audited financial statements for the three years ended December 31, 2007. Please advise or revise.

Response:

The Company has filed an amended 20-F/A Shell Company Report as of April 27, 2010.  This amended report includes audited financial statements of Heilongjiang Lanxi Sunrise Linen Textile Industry, Ltd., for the fiscal years ended December 31, 2007 and 2006, and for the fiscal years ended December 31, 2006 and 2005.

Please also note that, as explained below, pro forma consolidated financial statements of China Linen and Lanxi Sunrise are not included in the amended filing. Instead, the unaudited consolidated financial statements of Bright as of December 31, 2007, which included the operations of Heilongjiang Lanxi Sunrise Linen Textile Industry Co. Ltd., have been prepared and attached.

The share exchange transaction entered between Aquasol and Bright is regarded as a reverse acquisition from an accounting perspective because Bright has become the controlling shareholder of Aquasol after the transaction. For financial reporting purpose, the reverse merger is accounted for as a recapitalization of Aquasol whereby the historical financial statements of Bright have become the historical financial statements of Aquasol, with no adjustment to the carrying value of assets and liabilities. The financial statements would therefore be prepared as if the reverse merger transaction had occurred retroactively at the beginning of the periods presented (i.e. January 1, 2007).  In this connection, the preparation of pro forma financial statements would not be relevant for understanding the effects of the share exchange transaction since the historical financial information of Aquasol would be restated to reflect the financial statements and operations of Bright from an accounting and financial perspective.  As a result, no pro forma financial statements have been prepared.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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